NATURAL GAS FUELING AND CONVERSION INC.

45 ALMERIA AVE

CORAL GABLES, FLORIDA 33134

September 24, 2014

VIA EDGAR

Mara Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Gas Fueling and Conversion Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed September 17, 2014
File No. 333-192590

Dear Ms. Ransom:

By letter dated September 23, 2014, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Natural Gas Fueling and Conversion Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Post-Effective Amendment No.3 to Registration Statement (the “Registration Statement”) on Form S-1, filed on September 17, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

1.	We note your statement on page 1 that, if you raise the proceeds in this offering, you “plan to acquire a smaller gasoline and diesel fuel station…and operate it while we raise additional money to build our Operating Units.” Please revise this disclosure to clarify whether you have any current commitments to raise the additional funds required to build your Operating Units and the amount of funds that would be required to build your Operating Units. If you have no such commitments currently in place, please say so and add a risk factor, as appropriate. Similarly, on page 18, we note your statement that, if you raise 25% of the total offering proceeds, you “will have to raise more funds to buy even the first fuel station.” Please revise your disclosure to clarify whether you have any current commitments to raise the additional funds required to purchase the first fuel station and the amount of funds that would be required to purchase the first fuel station. If you have no such commitments currently in place, please say so and add a risk factor, as appropriate. Please also revise the description of the use of proceeds on page 3, given that you no longer plan to use the proceeds “to build combined gasoline, LNG and CNG fueling service stations, and for working capital purposes.”

Response:

As staff suggested we added text to change the page 1 to indicate the cost to build one Operational Unit and also that we have no commitment currently to raise such additional funds and our ability to do so may depend on our ability to operate the smaller station successfully and our exposure to potential investors by being in the business, for which there is no assurance. Also we changed the risk factor in page 6, to disclose the estimated cost of an Operational Unit and that since we have no commitment and assurance by any potential investors to give us such funds increase the risk to the potential investors of this offering.

We added extra text on page 18, that we have no commitment to raise additional funds if we raised only 25% of the total offering proceeds, since that will require us to raise more funds to buy even the first fuel station and that there is no assurance that we can do another offering to raise funds or that even if we do another offering that there is any assurance that we can raise money through such an offering. We also added a new risk factor on page 6 explaining the consequences of us raising approximately 25% or less from this offering.

Also we revised the description of the use of proceeds on page 3 appropriately.

2.	We note your response to comment 5 in our letter dated September 15, 2014. It appears that your response quotes Form 8-K Compliance and Disclosure Question 101.01. However, given that the triggering event occurred five business days before the filing of the Form 10-Q, it does not appear that that guidance is applicable. It therefore appears that you should file a Form 8-K regarding the reportable event.

We filed the 8-k informing regarding the reportable event on September 24, 2014.

Further, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ I. Andrew Weeraratne
I. Andrew Weeraratne
Chief Executive Officer